CUSIP No. 16117M305
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Charter Communications, Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16117M305
(CUSIP Number)

Arthur R. Block, Esq. Senior Vice President, General Counsel and Secretary Comcast Corporation One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to: David L. Caplan, Esq. William J. Chudd, Esq. Bruce K. Dallas, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

October 2, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Names of reporting persons Comcast Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 27,755,422*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 27,755,422*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 25.5%**
(14)	Type of reporting person CO

*	Excludes Liberty Media Corporation’s 1,083,296 warrants to purchase shares of Charter Communications, Inc.’s Class A Common Stock.
**
For purposes of calculating beneficial ownership of Comcast Corporation, the total number of shares of Charter Communications, Inc.’s Class A Common Stock outstanding is 108,644,877 as of June 30, 2014, as reported by Charter Communications, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 filed with the Securities and Exchange Commission on July 31, 2014.

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on May 5, 2014 (the “Original Schedule 13D”) by Comcast Corporation (“Comcast”) relating to the issued and outstanding shares of Class A Common Stock, par value $0.001 per share (the “Issuer Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer”). Beginning on the date this Amendment No. 1 is filed, all references in the Original Schedule 13D to the Schedule 13D shall be deemed to refer to the Original Schedule 13D as amended by this Amendment No. 1. Only those items reported in this Amendment No. 1 are amended and all other items in the Original Schedule 13D are unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated by replacing the last paragraph thereof with the following text:

“On May 8, 2014, the Stockholder publicly announced that it would spin off certain of its assets, including its holdings of the Issuer Common Stock, into a separate publicly traded company, Liberty Broadband Corporation (“Liberty Broadband”).  In connection with the announced spin off of Liberty Broadband (the “Liberty Spinoff”), Comcast, the Stockholder and Liberty Broadband entered into an agreement on October 2, 2014 (the “Assignment and Assumption Agreement”) pursuant to which, subject to the terms and conditions thereof, the Stockholder assigned all of its rights, benefits and obligations under the Voting Agreement to Liberty Broadband effective immediately prior to, and subject to the completion of, the Liberty Spinoff.

The descriptions of the Transactions Agreement, the Voting Agreement and the Assignment and Assumption Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 respectively and are incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
99.3	Assignment and Assumption Agreement dated as of October 2, 2014 among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2014

Comcast Corporation

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President, General Counsel and Secretary

EXHIBITS INDEX

Exhibit No.	Description
99.1*
Comcast/Charter Transactions Agreement dated as of April 25, 2014 between Comcast Corporation and Charter Communications, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).

99.2*
Voting Agreement dated as of April 25, 2014 between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).

99.3	Assignment and Assumption Agreement dated as of October 2, 2014 among Comcast Corporation, Liberty Media Corporation and Liberty Broadband Corporation.

*Previously filed.